Exhibit 4.2

Execution Version

AMENDED AND RESTATED

DISPOSITION AGREEMENT

AMONG

MACQUARIE INFRASTRUCTURE HOLDINGS, LLC,

MACQUARIE INFRASTRUCTURE CORPORATION,

MIC HAWAII HOLDINGS, LLC,

AND

MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC.

Dated as of September 22, 2021

TABLE OF CONTENTS

Exhibit A Disposition Payments

This AMENDED AND RESTATED DISPOSITION AGREEMENT (this “Agreement”), dated as of September 22, 2021, is among Macquarie Infrastructure Holdings, LLC, a Delaware limited liability company (the “Company”), Macquarie Infrastructure Corporation, a Delaware corporation (“MIC Corp.”), MIC Hawaii Holdings, LLC, a Delaware limited liability company (a “Managed Subsidiary” and, together with MIC Corp. and any other directly owned Subsidiary of the Company as from time to time may exist, and that has executed a counterpart of this Agreement in accordance with Section 2.3 herein, collectively, the “Managed Subsidiaries”), and Macquarie Infrastructure Management (USA) Inc., a Delaware corporation (the “Manager”). Individually, each party hereto shall be referred to as a “Party” and collectively as the “Parties.”

WHEREAS, MIC Corp., MIC Ohana Corporation, a Delaware corporation (“MIC Ohana”) and the Manager are parties to that certain Disposition Agreement, dated as of October 30, 2019 (the “Previous Agreement”);

WHEREAS, effective as of the date hereof, (i) MIC Corp. merged with a subsidiary of the Company and survived the merger as a wholly owned subsidiary of the Company (the “Merger”), MIC Corp.’s common stock, par value $0.001 per share (the “Common Stock”), issued and outstanding immediately prior to the effective time of the Merger was converted into common units of the Company (the “Company Common Units”) on a one for one basis, and the Company Common Units have been listed to trade on the New York Stock Exchange Inc. and (ii) immediately following the Merger, MIC Corp. distributed to the Company all of the limited liability company interests in MIC Hawaii Holdings, LLC (the “Hawaii Distribution and, together with the Merger, the “Reorganization”);

WHEREAS, following the Reorganization, MIC Ohana is not a directly owned Subsidiary of the Company, and the Managed Subsidiary is a directly owned Subsidiary of the Company;

WHEREAS, in connection with the Reorganization, the Company, MIC Corp., the Managed Subsidiary and the Manager entered into that certain Fourth Amended and Restated Management Services Agreement, dated as of the date hereof (the “Management Services Agreement”); and

WHEREAS, in connection with the Reorganization, the Company, MIC Corp., the Managed Subsidiary and the Manager wish to amend and restate the Previous Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the Parties agree as follows:

Article I

DEFINITIONS

Section 1.1 Capitalized Terms. Capitalized terms used and not otherwise defined herein shall for all purposes of this Agreement have the respective meanings specified therefor in the Management Services Agreement.

Section 1.2 Definitions. For purposes of this Agreement, each of the following terms has the meaning specified in this Section 1.2:

“Accounting Firm” means an independent accounting firm mutually selected by the Manager and the Independent Directors, which will be a nationally recognized firm of certified public accountants which does not prepare the financial statements of the Company or any of its Subsidiaries or the Manager.

“Additional Payment” has the meaning set forth in Section 3.5 herein.

“Agreement” means this Disposition Agreement, including all Exhibits and Schedules attached hereto, as amended and/or restated from time to time. Words such as “herein,” “hereinafter,” “hereof,” “hereto” and “hereunder” refer to this Agreement as a whole, unless the context otherwise requires.

“Appointed Bank” has the meaning set forth in Section 3.4 herein.

“Atlantic Aviation Business” means the business comprising the Atlantic Aviation segment of the Company.

“Atlantic Aviation Closing” means the “Closing” as defined in the Atlantic Aviation Purchase Agreement.

“Atlantic Aviation Purchase Agreement” means that certain Stock Purchase Agreement, dated as of June 7, 2021, by and among KKR Apple Bidco, LLC, the Company, MIC Corp. and, solely for specified provisions, MIC Hawaii Holdings, LLC.

“Base Amount” means, with respect to any Disposition:

(a) to the extent the consideration is in the form of cash, the cash consideration (expressed in USD) actually paid to the Company, its Subsidiaries or holders of Company Common Units (without duplication) calculated as of the date of payment to the Company, its Subsidiaries or such holders, as applicable;

(b) to the extent the consideration is in the form of a note or other indebtedness payable to the Company, its Subsidiaries or holders of Company Common Units (without duplication), the aggregate net present value of such note or other indebtedness estimated in good faith by the Company and agreed to by the Manager and the Independent Directors using a 9.5% discount rate assuming payment of such note or other indebtedness in accordance with its terms;

(c) to the extent the consideration is in the form of publicly-traded securities to be issued or transferred to the Company, its Subsidiaries or holders of Company Common Units (without duplication), the aggregate value of such securities calculated based on the volume weighted average price of such securities on the applicable trading exchange or quotation system during the twenty (20) trading days ending on the last trading day prior to the announcement of the Disposition transaction;

(d) with respect to a Spin-Off, the sum of (i) the aggregate value of the equity consideration received by the holders of Company Common Units calculated based on the volume weighted average price of such securities on the applicable trading exchange or quotation system during the twenty (20) trading days immediately following the consummation of the Disposition transaction and (ii) the amount of cash proceeds (from borrowings or otherwise) distributed to holders of Company Common Units or the Company or any of its Subsidiaries in the Disposition transaction; and

(e) to the extent the consideration is in a form other than as provided in clauses (a) through (d) above, the Fair Market Value of such consideration as of the date of the consummation of the Disposition, as determined pursuant to Section 3.4 herein;

provided that, for the avoidance of doubt, in the case of each of clauses (a) - (e), if any consideration in a Disposition is subject to payment at multiple closings or any hold back, escrow, earn out or other provision providing for deferred release to the Company, its Subsidiaries or the holders of Company Common Units, such consideration shall be included in the Base Amount at such time as such consideration is received by the Company, its Subsidiaries or the holders of Company Common Units as applicable, at which time the Disposition Payment will be recalculated and any additional amounts payable to the Manager will become due in accordance with the terms of Section 3.7.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor federal tax statute.

“Company” has the meaning set forth in the first paragraph of this Agreement.

“Common Stock” means the common stock, par value $0.001 per share, of MIC Corp.

“Company Common Units” means the common units representing limited liability company interests in the Company.

“Company Units Issuance” means the issuance by the Company of any Company Common Units or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any Company Common Units, or any other rights to purchase or otherwise acquire, any Company Common Units.

“Company Transaction Costs” means, with respect to any Disposition, the sum of the following amounts, incurred or estimated in good faith by the Company and agreed to by the Manager and the Independent Directors as of the consummation of the Disposition and without duplication: (i) the collective amount payable by the Company and its Subsidiaries to outside legal counsel, accountants, financial, technical and other transaction advisors, brokers and other third parties; and (ii) all other out-of-pocket costs and expenses incurred by the Company and its Subsidiaries in connection with Disposition (but, for this purpose, excluding any payments due to the Manager under this Agreement or under the Management Services Agreement).

“Cumulative Disposition Payment Amount” has the meaning set forth in Section 3.2 herein.

“Cumulative Net Proceeds” means the Cumulative Proceeds minus the Cumulative Disposition Payment Amount.

“Cumulative Proceeds” means, as of any given date, the aggregate amount of Proceeds for all Dispositions from the Effective Date to such date.

“Disposition” means any sale, merger, spin-off, distribution of equity interests or liquidation, as applicable, in one or a related series of transactions, of (a) the Company and its Subsidiaries, taken as a whole, (b) individual or collections of assets or businesses owned by the Company or any of its Subsidiaries, in each case comprising at least $250 million in aggregate value, or (c) the equity interests of one or more of the Subsidiaries of the Company that own the assets or businesses of the Company or any of its Subsidiaries, in each case compromising at least $250 million in aggregate value.

“Disposition Payments” has the meaning set forth in Section 3.1 herein.

“Effective Date” means October 30, 2019.

“Estimated Tax” means, with respect to any Disposition, the estimated Tax payable by the Company or any of its Subsidiaries in connection with the Disposition, as determined by the Accounting Firm as of the consummation of the Disposition; provided, that for purposes of this determination any Disposition Payment payable in connection with such Disposition and the payment or accrual of Company Transaction Costs in connection with such Disposition shall be treated as a reduction of gain recognized on the Disposition; provided, further that if the Company or any of its Subsidiaries is estimated to recognize a loss in connection with the Disposition (taking into account the preceding proviso), the amount of the Estimated Tax with respect to the Disposition shall be the estimated Tax benefit of such loss to the Company or its Subsidiaries (which, for the avoidance of doubt, shall be a negative number in computing Proceeds).

“Fair Market Value” means the price at which the applicable asset would change hands between a willing unaffiliated third-party buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and both parties are able, as well as willing, to trade and are well informed about the asset and the market for that asset.

“Fully Diluted Shares” means the number of Company Common Units outstanding on a fully diluted basis as determined in accordance with U.S. generally accepted accounting principles; on the Effective Date, “Fully Diluted Shares” equaled 86,599,870 shares of Common Stock.

“Hawaii Distribution” has the meaning set forth in the Preamble.

“Hawaii Gas Business” means the business comprising the MIC Hawaii segment of the Company.

“IMTT Business” means the business that comprised the International-Matex Tank Terminals (IMTT) segment of the Company as of the date of the Previous Agreement.

“Independent Bank” has the meaning set forth in Section 3.4 herein.

“Independent Directors” means, as of any given date, the independent directors of the Company (as directors and not in their individual capacities). Where this Agreement refers to any action, decision or election to be taken by the Independent Directors, such action, decision or election shall be deemed to be approved if at least a majority of the then-current Independent Directors so approves it or, if delegated the authority by a majority of the Independent Directors, if the lead Independent Director approves any such action, decision or election to be taken by the Independent Directors hereunder.

“Make-Whole Amount” means an amount equal to (a) if a QTE occurs prior to the second anniversary of the Effective Date, the sum of (i) the product of $54,794.52 multiplied by the number of calendar days during that period commencing on and including the Effective Date and ending on the date of the QTE minus (ii) the aggregate of the Base Management Fees and Performance Fees paid or due to be paid to the Manager for the period commencing on and including the date hereof and ending on the date of the QTE (allocated pro rata for any partial Fiscal Quarter) and (b) if a QTE occurs on or after the second anniversary of the Effective Date, the sum of (i) $40 million plus (ii) the product of $27,397.26 multiplied by the number of calendar days during that period commencing on and including the second anniversary of the Effective Date and ending on the date of the QTE minus (iii) the aggregate of the Base Management Fees and Performance Fees paid or due to be paid to the Manager for the period commencing on and including the Effective Date and ending on the date of the QTE (allocated pro rata for any partial Fiscal Quarter); provided that, in each case, if the Make-Whole Amount is a negative number, the Make-Whole Amount shall be deemed to be $0.

“Managed Subsidiary” and “Managed Subsidiaries” have the meanings set forth in the first paragraph of this Agreement.

“Management Services Agreement” has the meaning set forth in the recitals to this Agreement.

“Manager” has the meaning set forth in the first paragraph of this Agreement.

“Merger” has the meaning set forth in the Preamble.

“MH Merger Agreement” means that certain Agreement and Plan of Merger, dated as of June 14, 2021, by and among the Company, MIC Corp., AMF Hawaii Holdings, LLC and AMF Hawaii Merger Sub, LLC.

“MH Merger Closing” means the “Closing” as defined in the Merger Agreement.

“MIC Corp.” has the meaning set forth in the first paragraph of this Agreement.

“Minimum Amount” has the meaning set forth in Section 3.1 herein.

“Other Amounts” has the meaning set forth in Section 3.10 herein.

“Party” has the meaning set forth in the first paragraph of this Agreement.

“Payment Report” has the meaning set forth in Section 3.7 herein.

“Proceeds” means

(a) with respect to each Disposition other than a Whole-Company Transaction, the sum of

(i) the Base Amount, minus

(ii) the Company Transaction Costs, minus

(iii) the Estimated Tax, minus

(iv) the amount of any indebtedness that is repaid by the Company or any of its Subsidiaries in connection with such Disposition (without duplication), including, without limitation, amounts used or reserved (without duplication and provided, solely with respect to indebtedness that pursuant to its terms may be redeemed or repaid at the Company’s option at the time of such Disposition, such reserved amounts are used to repay indebtedness within 180 days, after which time any such excess reserved amounts will be added back to Proceeds) to pay MIC Corp.’s 2.00% Convertible Senior Notes due October 2023 or any amounts outstanding under the Revolving Credit Facility except to the extent such amounts outstanding were incurred other than in the ordinary course to fund the business operations of the Company and its Subsidiaries, or

(b) with respect to a Whole-Company Transaction, the total consideration paid to Company shareholders (and to the extent any part of such consideration is in the form of publicly-traded securities, the value of such portion of the consideration shall be the aggregate value of such securities calculated based on the volume weighted average price of such securities on the applicable trading exchange or quotation system during the twenty (20) days ending on the last trading day prior to the announcement of the Whole-Company Transaction);

provided, in the case of each of clause (a) and clause (b) with respect to any Disposition after the initial Disposition, that such amount shall be increased by (x) the amount of any distribution to shareholders of MIC Corp. after the Effective Date and prior to the date hereof or to Company Common Unit holders after the date hereof (in each case, other than distributions of Proceeds of a Disposition) which in any case is (i) in excess of $4.00 per share or Company Common Unit per year, (ii) not affirmatively determined by the Board of Directors to be sustainable on a going forward basis from business activities of the Company or any of its Subsidiaries if such distribution is declared after a Disposition or (iii) not affirmatively determined by the Board of Directors to be appropriate for the then-current capital structure of the Company if such distribution is declared after a Disposition (in the case of each of clause (ii) and clause (iii), taking into account the effect of any Dispositions) and (y) the amount of any repurchases of shares of Common Stock by MIC Corp. after the Effective Date and prior to the date hereof and of Company Common Units by the Company after the date hereof (in each case, other than repurchases of shares funded by the Proceeds of a Disposition).

“QTE” has the meaning set forth in Section 2.1 herein.

“Reorganization” has the meaning set forth in the Preamble.

“Revolving Credit Facility” means the Amended and Restated Credit Agreement, dated as of January 3, 2018, among Macquarie Infrastructure Corporation, as borrower, MIC Ohana Corporation, as guarantor, J.P. Morgan Chase Bank, N.A., as administrative agent, and the lenders party thereto (as amended, supplemented or otherwise modified from time to time).

“Spin-Off” means a distribution of equity share capital of a Subsidiary of the Company (“SpinCo” and, such equity share capital “SpinCo Stock”) to holders of Company Common Units as a class, including in connection with any “Reverse Morris Trust” transaction.

“Termination Date” has the meaning set forth in Section 2.1 herein.

“Valuation Process Notice” has the meaning set forth in Section 3.4 herein.

“Waived Fees” has the meaning set forth in Section 2.1 herein.

“Waiver Letter” has the meaning set forth in Section 2.1 herein.

“Whole-Company Transaction” means an acquisition of all of the outstanding equity securities of the Company by a third party or parties.

Article II

TERMINATION OF THE MANAGEMENT SERVICES AGREEMENT

Section 2.1 Termination of the Management Services Agreement. The Parties hereby agree that the Management Services Agreement shall automatically terminate, subject to the terms hereof and thereof (including Section 6.1 and 6.3 hereof), upon the occurrence of any of the following qualifying termination events (each, a “QTE”):

(a) the consummation of a Whole-Company Transaction;

(b) the consummation of a transaction or series of transactions resulting in the acquisition by a third party or parties of all of the assets of the Company (i.e., sales of the Atlantic Aviation Business, the Hawaii Gas Business and the IMTT Business), such QTE being deemed to have occurred upon the consummation of the disposition of the final asset or set of assets; or

(c) the mutual agreement of the Parties;

provided that such termination shall be automatically effective, without requirement of further action by the Company, the Manager or the Independent Directors (including any notice requirement under Section 10 of the Management Services Agreement) upon the later to occur of (x) ten (10) calendar days following the occurrence of the QTE and (y) payment to the Manager of all of the following: (i) all accrued and unpaid Base Management Fees (including $8,500,000 of fees waived in accordance with that certain waiver letter issued by the Manager dated October 30, 2018 (as it may be amended, the “Waiver Letter”, and such amount, the “Waived Fees”)) and Performance Fees for the period prior to the effectiveness of such termination; (ii) all applicable Disposition Payments, including, if applicable, in respect of the Disposition that constituted the QTE; (iii) the Additional Payment, if any; and (iv) the Make-Whole Amount, if any (such date on which such termination takes effect, the “Termination Date”). If the Management Services Agreement is terminated in accordance with this Section 2.1, the Parties hereby agree that no Termination Fee shall be due and payable, and the Manager hereby waives any right thereto under the Management Services Agreement. If the Management Services Agreement has not been terminated prior to the sixth (6th) anniversary of the Effective Date, the Manager and the Independent Directors will engage in reasonable, good faith discussions regarding a potential internalization or other framework for a termination of the Management Services Agreement.

Section 2.2 Effect of Termination. In the event of a termination of the Management Services Agreement pursuant to this Agreement (as opposed to a termination pursuant to Article X of the Management Services Agreement), the provisions of Sections 10.3, 10.4 and 10.5 of the Management Services Agreement shall be observed in all respects. For the avoidance of doubt, Section 10.1(b) of the Management Services Agreement shall not apply in the event of a Delisting Event (as defined therein) during the term of this Agreement.

Section 2.3 Agreement to Bind Subsidiaries. The Company covenants and agrees to cause any Managed Subsidiary created or acquired after the date hereof that execute a counterpart to the Management Services Agreement to execute a counterpart of this Agreement agreeing to be bound by the terms hereunder simultaneously with its execution of the counterpart to the Management Services Agreement.

Section 2.4 Effect of Dispositions. Upon consummation of a Disposition, the Management Services Agreement shall no longer apply to the equity interests or assets of the Company or its Subsidiaries that were disposed of in such Disposition.

Article III

DISPOSITION PAYMENTS; OTHER PAYMENTS

Section 3.1 Disposition Payments. Upon any Disposition and upon the receipt of any delayed payments of consideration with respect to any Disposition, the Company, MIC Corp. and the Managed Subsidiary shall pay to the Manager the applicable payment, if any, in connection with such Disposition (each, a “Disposition Payment”) as set forth herein. Any such Disposition Payment shall become due and payable, and the Company, MIC Corp. and the Managed Subsidiary shall pay any such Disposition Payment, to the Manager on the third (3rd) Business Day following the consummation of the applicable Disposition transaction (or receipt of any delayed payment), unless any Disposition Payment is in relation to Proceeds related to a Spin-Off in which case the Disposition Payment shall be due and payable within thirty-five (35) trading days from such Disposition, and, in each case, subject to the completion of any valuation process commenced in accordance with Section 3.4 and the resolution of any dispute with respect to the Payment Report delivered in accordance with Section 3.7; provided further that no Disposition Payments shall be required to be paid to the Manager pursuant to this Section 3.1 until the consummation of the Disposition transaction after giving effect to which the Cumulative Proceeds exceed $750 million (the “Minimum Amount”), at which time the Disposition Payment for such Disposition transaction and all prior Dispositions for which a Disposition Payment was not paid pursuant this proviso shall become due and payable to the Manager in accordance with the terms of Sections 3.2, 3.7 and, if applicable, 3.4. All Disposition Payments shall be paid (i) in cash in any Disposition in which the Proceeds are received directly by the Company shareholders in cash or in which the Proceeds are received directly by the Company or its Subsidiary in cash and (ii) in the same form of consideration received (a) by the Company shareholders in any Disposition in which the Proceeds are received directly by or distributed to the Company Shareholders in a form other than cash or (b) by the Company or its Subsidiary in any Disposition in which the Proceeds are received directly by the Company or one of its Subsidiaries in a form other than cash prior to distribution of any Proceeds to the Company shareholders (provided that the Independent Directors may elect to make any such Disposition Payment in cash in lieu of the same form of consideration received by the Company or its Subsidiary by notice of such election to the Manager at least thirteen (13) Business Days prior to the consummation of such Disposition); provided that, if the Company or its Subsidiary receives consideration in the form of securities for which the Company or such Subsidiary receives registration rights and the Company elects to make the Disposition Payment in the form of such securities, then the Manager shall receive registration rights in respect of such securities comprising the Disposition Payment substantially similar to those received by the Company or its Subsidiary, as applicable; provided further that, in the event of a Spin-Off, the Manager shall have the right to elect, by notice of such election to the Company no later than the twenty-fifth (25th) trading day immediately following the consummation of the Spin-Off, to cause the Disposition Payment to be made (A) in cash or (B) in the same form as the equity share capital distributed to the holders of Company Common Units as a class, but, with respect to clause (B), only if payment of the Disposition Payment in such form would not cause the Company’s nationally recognized external legal counsel to be unable to issue a “should” level of written opinion with respect to the Spin-Off’s qualification as a tax-free distribution under Section 355 of the Code or otherwise result in a tax liability to the Company that has a material adverse effect on the Company (provided that the Company shall use reasonable best efforts to structure the Spin-Off such that payment of the Disposition Payment in such form would not cause the Company’s nationally recognized external legal counsel to be unable to issue a “should” level of written opinion with respect to the Spin-Off’s qualification as a tax-free distribution under Section 355 of the Code). In connection with a Spin-Off, the Company shall (x) cause SpinCo to issue and transfer SpinCo Stock to the Manager to the extent and as contemplated by this Agreement, and to take all other actions with respect to SpinCo Stock as contemplated by this Agreement, and (y) cause the agreements with SpinCo with respect to the Spin-Off to contain provisions that (1) require SpinCo to issue and transfer SpinCo Stock to the Manager to the extent and as contemplated by this Agreement, and to take all other actions with respect to SpinCo Stock as contemplated by this Agreement, and (2) provide that the Manager is a third party beneficiary of such agreements with a right to enforce the provisions contemplated by clause (1).

Section 3.2 Calculation of Disposition Payments. The Disposition Payment for any particular Disposition prior to a QTE shall be equal to the difference between (a) the aggregate Disposition Payment Amount for all Dispositions inclusive of such Disposition as determined under the calculations set forth on Exhibit A hereto (with respect to any such Disposition, the “Cumulative Disposition Payment Amount”) and (b) the total Disposition Payments paid to the Manager prior to such Disposition pursuant to this Agreement. Notwithstanding the foregoing, in the event of a QTE, the Cumulative Disposition Payment Amount shall be deemed to be equal to the greater of (x) the amount determined under the calculations set forth on Exhibit A hereto, and (y) the sum of (i) $50 million plus (ii) 1.5% multiplied by Cumulative Proceeds in excess of $500 million.

Section 3.3 Transaction Structuring. The Company agrees that neither it nor its Subsidiaries shall take (or omit to take) any action with the intent of avoiding or reducing the payment of a Disposition Payment in connection with a Disposition. A Disposition Payment will be payable, based on the same calculations described above (as equitably applied to the subject transaction or event), with respect to the proceeds of any other transaction or event pursuant to which cash is distributed to holders of Company Common Units which is structured with the intent of avoiding or reducing the payment of a Disposition Payment hereunder.

Section 3.4 Determination of Fair Market Value. To the extent the consideration in a Disposition is in a form other than as provided in clauses (a) - (d) of the definition of “Base Amount”, the Fair Market Value of such consideration shall be determined pursuant to this Section 3.4. The Manager and the Independent Directors shall negotiate in good faith to determine the Fair Market Value of such consideration prior to the consummation of the applicable Disposition. If they are unable to agree on such Fair Market Value by the date of consummation of such Disposition, then the Manager or the Independent Directors may commence the valuation process described in this Section 3.4 by providing written notice to the other Parties no later than ten (10) Business Days after the consummation of the applicable Disposition (such notice, a “Valuation Process Notice”). In the event a Valuation Process Notice is delivered, then within ten (10) Business Days of the delivery of the Valuation Process Notice, each of the Manager, on the one hand, and the Independent Directors, on the other hand, shall appoint an internationally recognized valuation firm (an “Appointed Bank”). Each of the Manager, on the one hand, and the Company and the Managed Subsidiaries, on the other hand, shall instruct its Appointed Bank to determine, by no later than twenty (20) Business Days after being appointed, its best estimate of the Fair Market Value of such consideration, based on the customary methodologies that such Appointed Bank in its professional experience deems relevant to such a determination. On the forty-fifth (45th) Business Day following delivery of the Valuation Process Notice or such earlier date as agreed to by the Parties, each Appointed Bank shall present to the Parties and the other Appointed Bank its determination of the Fair Market Value of such consideration. In the event the Fair Market Values determined by the two Appointed Banks are within ten percent (10%) of one another (determined by reference to the higher of the two), the Fair Market Value shall be the average of those two estimates and such determination of the Fair Market Value of the consideration shall be final and binding on the Parties. In the event the Fair Market Values determined by the two Appointed Banks are not within ten percent (10%) of one another (determined by reference to the higher of the two), the Appointed Banks shall mutually select a third internationally recognized valuation firm (the “Independent Bank”) to determine, by no later than twenty (20) Business Days after being appointed, which of the two estimates of the Fair Market Value of the consideration prepared by the Appointed Banks most closely approximates the Fair Market Value of the consideration based on the customary methodologies that such Independent Bank in its professional experience deems relevant to such a determination, which estimate shall be deemed to be the Fair Market Value of the consideration and shall be final and binding on the Parties. The fees and expenses of the Appointed Banks and the Independent Bank shall be borne by the Party (either the Company or the Manager) whose calculation of the applicable Fair Market Value is furthest from the amount determined pursuant to this Section 3.4 (and, for the avoidance of doubt, in no case shall any such fees borne by the Company be included in the calculation of Company Transaction Costs). Within five (5) Business Days of the final determination of the Fair Market Value of such consideration, the Disposition Payment with respect to such Disposition shall be calculated and, subject to Section 3.7, the Company, MIC Corp. and the Managed Subsidiary shall pay to the Manager the amount of the Disposition Payment payable with respect to such Disposition.

Section 3.5 Additional Payment. If a QTE contemplated by Section 2.1(a) or Section 2.1(b) herein occurs on or prior to January 1, 2022, the Company shall pay the Manager $25 million in cash concurrently with payment of the Disposition Payment in respect of the Disposition that resulted in the QTE (such payment, the “Additional Payment”); provided that for purposes of this Section 3.5, if on January 1, 2022, one or more definitive agreements with respect to a QTE have been executed, or a regulatory application with respect to a QTE has been filed, but the transactions effecting such QTE are pending and have not yet been consummated, such date shall be extended to July 1, 2022.

Section 3.6 Make-Whole Amount. The Company shall pay the Manager the Make-Whole Amount, if any, in cash concurrently with the consummation of the Disposition that resulted in a QTE contemplated by Section 2.1(a) or Section 2.1(b) herein.

Section 3.7 Consultation on Calculations. No later than the later of ten (10) Business Days prior to (x) the consummation of a Disposition and (y) the date on which a Disposition Payment under this Agreement is due, the Manager will prepare and furnish to the Independent Directors, a report detailing the calculation of the applicable Disposition Payment (the “Payment Report”). If the Independent Directors, in good faith and after consultation with legal and financial advisors as necessary or appropriate, asserts that the Payment Report does not accurately reflect the information and calculations required pursuant to this Agreement or that the underlying information used by the Manager to produce, or that is reflected on or subsumed in, the Payment Report is inaccurate or incomplete, then the Independent Directors shall notify the Manager not more than twenty (20) Business Days after the Independent Directors have received the applicable Payment Report from the Manager (provided that, for the avoidance of doubt, if the Independent Directors fail to notify the Manager in writing within such twenty (20) Business Day period, the Company shall be obligated to make the payment due on the twenty-first (21st) Business Day after the Independent Directors have received the applicable Payment Report from the Manager), and, in such event, the Company, the Independent Directors and the Manager shall consider the issues raised or in dispute and discuss such issues with each other and attempt to reach a mutually satisfactory agreement. Until the payment of any Disposition Fee with respect to a Disposition, the Company shall, on the date of the consummation of the applicable Disposition transaction (or, with respect to a Spin-Off, on the date that is five (5) trading days after the Manager makes its election contemplated by the last sentence of Section 3.1 and, in any event, no later than the thirtieth (30th) trading day after the consummation of the Spin-Off), place consideration equal to any unpaid Disposition Fee shown as due in the applicable Payment Report in escrow with a nationally recognized financial institution mutually agreed upon by the Manager and the Independent Directors pursuant to an escrow agreement on customary market terms (with such escrow agreement as reasonably acceptable to the Manager and the Independent Directors), with such amounts to be released to the Company or the Manager only upon determination of the Disposition Fee in accordance with this Section 3.7. Thereafter, the Independent Directors and the Manager shall promptly, and in any event no later than thirty (30) days after the date of the Independent Directors’ notification to the Manager, select the Accounting Firm and instruct the Accounting Firm to recalculate the amounts or otherwise determine the information reflected or subsumed in the Payment Report which is disputed. The Accounting Firm shall resolve the dispute promptly, but in no event more than thirty (30) days after having the dispute submitted to it, unless the Accounting Firm provides notice to the Manager, the Company and the Independent Directors, in writing, that in its reasonable opinion resolution of the disputed issue or issues shall require additional time. The Accounting Firm will make a determination as to each of the items in dispute, which determination must be (i) in writing, (ii) furnished to each of the Manager, the Company and the Independent Directors and (iii) made in accordance with this Agreement, and which determination will be conclusive and binding on Manager and the Company, absent manifest error, and may be enforced in the courts specified in Section 6.8. The fees and expenses of the Accounting Firm shall be borne by the Party (either the Company or the Manager) whose calculation of the applicable Disposition Payment is furthest from the amount determined by the Accounting Firm (and, for the avoidance of doubt, in no case shall such fees and expenses be included in the calculation of Company Transaction Costs). Each of the Manager and the Company shall use reasonable efforts to cause the Accounting Firm to render its decision as soon as reasonably practicable, including by promptly complying with all reasonable requests by the Accounting Firm for information, books, records and similar items. Within five (5) Business Days of the final determination of each of the items contained in the Payment Report that were in dispute, the Disposition Payment with respect to such Disposition shall be calculated and the Company, MIC Corp. and the Managed Subsidiary shall pay to the Manager (from the escrowed amounts or otherwise) the amount of the Disposition Payment payable with respect to such Disposition.

Section 3.8 Payment of Accrued Fees and Costs in Cash. In connection with the termination of the Management Services Agreement in accordance with Section 2.1 or Section 3.10, the Parties hereby agree that (a) any accrued and unpaid Base Management Fees (including the Waived Fees) and Performance Fees at the time of such termination for the period prior to the termination shall be paid to the Manager in cash, and the Manager hereby waives its rights under Section 7.2(e) of the Management Services Agreement (with respect to the Base Management Fee) and Section 7.3(d) of the Management Services Agreement (with respect to the Performance Fee) to invest all or a portion of such accrued and unpaid Base Management Fees and Performance Fees in shares of Company Common Units and (b) any unreimbursed Costs at the time of such termination that are described in Section 9.1 of the Management Services Agreement shall be paid to the Manager in cash.

Section 3.9 Atlantic Aviation Disposition Payment. Notwithstanding anything herein to the contrary (including Sections 3.1, 3.2 and 3.7), the Parties hereby agree that with respect to the Atlantic Aviation Closing: (i) the Disposition Payment with respect to the Disposition contemplated by the Atlantic Aviation Purchase Agreement shall be $228,550,625, (ii) such Disposition Payment shall become due and payable to the Manager at the same date and time as the Atlantic Aviation Closing, (iii) such Disposition Payment shall be paid by MIH using proceeds received in connection with the Atlantic Aviation Closing to the Manager concurrently with the Atlantic Aviation Closing, (iv) the provisions of Section 3.7 shall not apply to such Disposition Payment, and (v) if the Merger Agreement is terminated for any reason after the Atlantic Aviation Closing, then, as of immediately after the Atlantic Aviation Closing, Cumulative Proceeds shall be deemed to be $4,521.0 million. From and after the Atlantic Aviation Closing, all payment obligations of the Company in this Agreement shall be deemed to be obligations of MIH and MIC Hawaii Holdings, LLC. This Section 3.9 shall have no force and effect from and after the termination of the Atlantic Aviation Purchase Agreement for any reason.

Section 3.10 MH Merger Disposition Payment. Notwithstanding anything herein to the contrary (including Sections 2.1, 3.1, 3.2, and 3.7), the Parties hereby agree that with respect to the MH Merger Closing: (i) the Disposition Payment with respect to the Disposition contemplated by the MH Merger Agreement shall be $56,718,039, which amount includes the Waived Fees, (ii) such Disposition Payment, together with the other payments required to be made to the Manager pursuant to Section 2.1(y) other than the Waived Fees (such other payments, the “Other Amounts”), shall become due and payable to the Manager at the same date and time as the MH Merger Closing, (iii) such Disposition Payment and the Other Amounts shall be paid by MIH to the Manager concurrently with the MH Merger Closing, and, upon the payment of such Disposition Payment and the Other Amounts, the Management Services Agreement shall automatically terminate, (iv) the provisions of Section 3.7 shall not apply to such Disposition Payment, and (v) the Make-Whole Amount shall be deemed to be $0. This Section 3.10 shall have no force and effect from and after the termination of the MH Merger Agreement for any reason.

Article IV

AUTHORITY OF THE COMPANY, THE MANAGED SUBSIDIARIES AND THE MANAGER

Each Party represents to the others that it is duly authorized with full power and authority to execute, deliver and perform this Agreement. The Company and each Managed Subsidiary represents that the execution and performance of this Agreement has been duly authorized by the Company and each Managed Subsidiary and is in accordance with all governing documents of the Company and each Managed Subsidiary.

Article V

SALES PROCESS; MANAGEMENT SERVICES AGREEMENT; PUBLIC ANNOUNCEMENTS; WAIVER LETTER

Section 5.1 Sales Process. In the event the Company determines to explore or execute any strategic alternatives, subject to the oversight of, and at the request and the direction of, the Company Board of Directors, the Manager shall exercise its duties and responsibilities under the Management Services Agreement to assist with any sale process, including with respect to recommending strategy, evaluating proposed structures, preparing for due diligence and related processes, recommending advisors to the Company, preparing financial models and analysis of valuation, assisting in negotiations, and preparing for closing.

Section 5.2 Management Services Agreement. Prior to any termination of the Management Services Agreement (including with respect to any assets, Subsidiaries or segments that are the subject of a Disposition), the Management Services Agreement shall remain in full force and effect and the Manager shall continue to perform its duties as Manager, as set forth therein, receiving Base Management Fees and Performance Fees, as applicable.

Section 5.3 Public Announcements. The Company and the Manager shall cooperate in making required and appropriate public announcements regarding execution of this Agreement, including by providing each other an opportunity to review and comment on draft public announcements. No Party shall make any public announcements about this Agreement without the consent of all other Parties (following an opportunity to review and comment), except as may be reasonably required by law.

Section 5.4 Waiver Letter. The Manager hereby agrees that it will not exercise its right set forth in the Waiver Letter to retract the Limited Waiver (as defined in the Waiver Letter) with an effective date of such retraction prior to the date of termination of this Agreement. For the avoidance of doubt, any retraction of the Limited Waiver with an effective date on or after termination of this Agreement will not trigger a recapture of previously waived fees.

Article VI

MISCELLANEOUS

Section 6.1 Term. Subject to Section 6.3 hereof, this Agreement shall terminate on the earlier to occur of (a) the Termination Date and (b) the sixth (6th) anniversary of the Effective Date, or such earlier date as agreed by the Parties; provided that if on the sixth (6th) anniversary of the Effective Date, one or more definitive agreements with respect to one or more Dispositions (which would, if consummated, result in Cumulative Proceeds exceeding the Minimum Amount if the Minimum Amount has not already been exceeded) or a QTE have been executed, or a regulatory application with respect to one or more such Dispositions or a QTE have been filed, but the transactions effecting such Disposition or QTE are pending and have not yet been consummated, the term shall be extended and shall terminate immediately after the consummation or termination of the last of all such transactions that were pending on the sixth anniversary of the Effective Date.

Section 6.2 No Fiduciary Duties. The relationship of the Manager to the Company and the Managed Subsidiaries is as an independent contractor and nothing in this Agreement shall be construed to impose on the Manager an express or implied fiduciary duty. Nothing in this Agreement shall limit the Manager’s obligation to perform its duties in accordance with Section 14.1 of the Management Services Agreement.

Section 6.3 Effect of Termination. Termination of this Agreement shall not affect the right of the Manager to receive any unpaid amounts or consideration due under this Agreement earned prior to such termination, subject to applicable law.

Section 6.4 Notices. Any notice under this Agreement shall be sufficient in all respects if given in writing and delivered in person or by commercial courier providing proof of delivery and addressed as follows or addressed to such other person or address as such Party may designate in writing for receipt of such notice.

If to the Company or the Managed Subsidiaries:

125 West 55th Street
15th Floor
New York, New York, 10019
Attention: Norman Brown, Lead Independent Director

With a copy to:

White & Case LLP
1221 Avenue of the Americas
New York, NY 10020
Attention: Morton Pierce, Esq.; Michelle Rutta, Esq.

If to the Manager:

Macquarie Infrastructure Management (USA) Inc.
125 West 55th Street
15th Floor
New York, New York, 10019
Attention: David Fass, President

With a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, NW
Washington, DC 20005
Attention: Katherine D. Ashley, Esq.

Section 6.5 Captions. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

Section 6.6 Assignment. This Agreement may not be assigned by any Party without the prior written consent of the other Parties; provided that, if any Party assigns the Management Services Agreement to an assignee, such Party shall simultaneously assign this Agreement to the same assignee (and the assignment hereof in such case shall not require the prior written consent of any other Party). This Agreement will be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 6.7 Applicable Law. This Agreement shall be construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles.

Section 6.8 Jurisdiction. Each Party irrevocably submits to the exclusive jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery lacks jurisdiction over a particular matter, any state or federal court within the State of Delaware, and any appellate courts thereof), for the purposes of any dispute arising out of this Agreement or the transactions contemplated hereby (and each such party agrees that no such dispute relating to this Agreement or the transactions contemplated hereby shall be brought by it except in such courts). Each Party irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any proceeding arising out of this Agreement or the transactions contemplated hereby in the Delaware Court of Chancery or any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery lacks jurisdiction over a particular matter, any state or federal court within the State of Delaware, and any appellate courts thereof) or that any such proceeding brought in any such court has been brought in an inconvenient forum. Each Party further agrees that any final and non-appealable judgment against a party in connection with any proceeding shall be conclusive and binding on such Party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment.

Section 6.9 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON OR IN CONNECTION WITH THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY IN CONNECTION WITH ANY SUCH AGREEMENTS, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 6.9 WITH THE COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 6.10 Amendment. This Agreement may only be amended, or its provisions modified or waived, in a writing signed by the Party against which such amendment, modification or waiver is sought to be enforced.

Section 6.11 Severability. Each provision of this Agreement is intended to be severable from the others so that if, any provision or term hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remaining provisions and terms hereof; provided, however, that the provisions governing payment of the Disposition Payments described in Article III hereof (and any other provisions referenced therein) are not severable.

Section 6.12 Entire Agreement. This Agreement constitutes the sole and entire agreement of the Parties with regard to the subject matter of this Agreement, and any written or oral agreements, statements, promises, negotiations or representations not expressly set forth in this Agreement are of no force and effect. In the event of a conflict between the terms of this Agreement and the Management Services Agreement, the terms of this Agreement shall control.

Section 6.13 Interpretation. To the extent this Agreement refers or relates to events occurring prior to the date hereof, references to the “Company” shall be deemed to be references to MIC Corp. as the context so requires.

[Remainder of Page Left Intentionally]

IN WITNESS WHEREOF, the Company, the Managed Subsidiaries and the Manager have caused this Agreement to be executed as of the day and year first above written.

MACQUARIE INFRASTRUCTURE HOLDINGS, LLC		MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC.

By:	/s/ Christopher Frost	By:	/s/ David Fass
	Name: Christopher Frost		Name: David Fass
	Title: Chief Executive Officer		Title: President

By:	/s/ Nick O’Neil	By:	/s/ Sue Sekar
	Name: Nick O’Neil		Name: Sue Sakar
	Title: Chief Financial Officer		Title: Vice President

MACQUARIE INFRASTRUCTURE CORPORATION

By:	/s/ Christopher Frost
Name: Christopher Frost
Title: Chief Executive Officer

By:	/s/ Nick O’Neil
Name: Nick O’Neil
Title: Chief Financial Officer

MIC HAWAII HOLDINGS, LLC

By:	/s/ Jay Davis
Name: Jay Davis
Title: Vice President

By:	/s/ Nick O’Neil
Name: Nick O’Neil
Title: Treasurer

EXHIBIT A

Disposition Payments

TABLE A-1
Cumulative Proceeds (in USD$)		Cumulative Disposition Payment Amount
1.	Up to and including $3,389.5 million	2.91% of Cumulative Proceeds
2.	Above $3,389.5 million and up to $4,611.4 million	Cumulative Proceeds interpolated based on the following schedule (see Hypothetical Example for further detail)

Cumulative Proceeds	Cumulative Disposition Payment Amount	Cumulative Disposition Payment % of Cumulative Proceeds	Cumulative Net Proceeds	Cumulative Net Proceeds ($ per Fully Diluted Share)
$3,389.5	$98.6	2.91%	$3,290.9	$38.0
3,488.6	111.3	3.19%	3,377.3	39.0
3,588. l	124.1	3.46%	3,464.0	40.0
3,688.2	137.6	3.73%	3,550.6	41.0
3,788.7	151.5	4.00%	3,637.2	42.0
3,889.8	166.1	4.27%	3,723.7	43.0
3,991.4	180.8	4.53%	3,810.6	44.0
4,093.5	196.5	4.80%	3,897.0	45.0
4, 196.1	212.3	5.06%	3,983.8	46.0
4,299.1	229.1	5.33%	4,070.0	47.0
4,402.7	246.1	5.59%	4,156.6	48.0
4,506.8	263.6	5.85%	4,243.2	49.0
4,611.4	281.3	6.10%	4,330.1	50.0

3.	$4,611.4 million and above	6.10% of Cumulative Proceeds

If at any time during the period between the Effective Date and the occurrence of a QTE, any change in the number of the Fully Diluted Shares shall occur as a result of any cancellation or forfeiture of the right to receive shares of Common Stock (prior to the date hereof) or of Company Common Units (from and after the date hereof) under the Company’s (or, prior to the date hereof, MIC Corp.’s) equity incentive plans or issuance of shares of Common Stock (prior to the date hereof) or of Company Common Units (after the date hereof) (in any case, other than in connection with any buy back, reclassification, recapitalization, stock split (including reverse stock split) or any stock dividend thereon with a record date during such period) (any such reduction or issuance, an “Adjusting Event”), including, without limitation, (a) in connection with the refinancing of MIC Corp.’s 2.00% Convertible Senior Notes due October 2023 or the refinancing of indebtedness of the Company, (b) in connection with the bona fide acquisition by the Company or any of its Subsidiaries of assets or an entity, (c) to the Manager pursuant to the Management Agreement or (d) to employees of the Company or its Subsidiaries in connection with the Company’s (or, prior to the date hereof, MIC Corp.’s) equity incentive plans, the values set forth under “Cumulative Proceeds,” “Cumulative Disposition Payment Amount” and “Cumulative Net Proceeds” in Table A-1 above shall be adjusted by multiplying such value by the ratio as determined by dividing the Fully Diluted Shares at the time of the calculation of the Disposition Payment by the Fully Diluted Shares as of the Effective Date. For example, Table A-2 immediately below sets forth the adjusted values for “Cumulative Proceeds,” “Cumulative Disposition Payment Amount” and “Cumulative Net Proceeds” based on a 10% increase in the Fully Diluted Shares as a result of an Adjusting Event. The Proceeds for each Disposition shall be equitably adjusted to account for changes in the number of Fully Diluted Shares after such Disposition for purposes of the Cumulative Proceeds calculations for subsequent Dispositions. For example, if there is a Disposition with Proceeds of $1,000,000,000 and then a 10% increase in Fully Diluted Shares occurs due to a subsequent Adjusting Event, the Proceeds for such prior Disposition shall be deemed to be $1,100,000,000 when incorporated into the Cumulative Proceeds calculations for a subsequent Disposition. This Proceeds adjustment shall be updated at each subsequent Disposition to reflect all Adjusting Events up to that point.

Furthermore, if at any time during the period between the Effective Date and the occurrence of a QTE, any change in the number of the Fully Diluted Shares occurs as a result of an event other than an Adjusting Event (in any case, a “Non-Adjusting Event”), and thereafter there is an Adjusting Event, the Fully Diluted Shares at the time of the calculation will be adjusted as necessary to provide to the Parties the same economic effect as contemplated by this Agreement as if the Non-Adjusting Event had not occurred. For example, if there is a 100% increase in Fully Diluted Shares subsequent to a Disposition (from 86,599,870 to 173,199,740) due to a Non-Adjusting Event, and then a further 10% increase in Fully Diluted Shares to 190,519,714 occurs due to a subsequent Adjusting Event, the Fully Diluted Shares for the purposes of these calculations will be assumed to be 95,259,857 (i.e. a 10% adjustment to the original 86,599,870 before the Non-Adjusting Event occurred).

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TABLE A-2
	Cumulative Proceeds (in USD$)	Cumulative Disposition Payment Amount
1.	Up to and including $3,728.5 million	2.91% of Cumulative Proceeds
2.	Above $3,728.5 million and up to $5,072.5 million	Cumulative Proceeds interpolated based on the following schedule (see Hypothetical Example for further detail)

Cumulative Proceeds	Cumulative Disposition Payment Amount	Cumulative Disposition Payment % of Cumulative Proceeds	Cumulative Net Proceeds	Cumulative Net Proceeds ($ per Fully Diluted Share)
$3,728.5	$108.5	2.91%	$3,620.0	$38.0
3,837.5	122.4	3.19%	3,715.0	39.0
3,946.9	136.6	3.46%	3,810.3	40.0
4,057.0	151.3	3.73%	3,905.7	41.0
4,167.6	166.7	4.00%	4,000.9	42.0
4,278.8	182.7	4.27%	4,096.1	43.0
4,390.5	198.9	4.53%	4,191.6	44.0
4,502.9	216.1	4.80%	4,286.7	45.0
4,615.7	233.6	5.06%	4,382.2	46.0
4,729.0	252.1	5.33%	4,477.0	47.0
4,843.0	270.7	5.59%	4,572.2	48.0
4,957.5	290.0	5.85%	4,667.5	49.0
5,072.5	309.4	6.10%	4,763.1	50.0

3.	$5,072.5 million and above	6.10% of Cumulative Proceeds

Hypothetical Example (in USD$)

This example assumes that the fully diluted shares outstanding for each Disposition below is equal to Fully Diluted Shares.

First, the Company receives Proceeds of $2,000 million from the sale of assets.

●	In that case, a Disposition Payment of $58.2 million ($2,000 million x 0.0291) would be payable.

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Second, the Company receives Proceeds of $1,500 million from the sale of assets (for a total Cumulative Proceeds of $3,500 million).

●	The Cumulative Disposition Payment would increase to $112.7 million, which is interpolated based on the range of Cumulative Proceeds and Disposition Payment % of Cumulative Proceeds provided, as follows:

o	$3,500 million less $3,488.6 million or $11.4 million, divided by

o	$3,588.1 million less $3,488.6 million or $99.5 million, multiplied by

o	3.46% less 3.19% or 0.27%, plus

o	3.19%, multiplied by

o	$3,500

●	The Disposition Payment payable for the second Disposition would be $54.5 million (the difference between $112.7 million and the $58.2 million already paid).

Third, the remainder of the Company is sold for Proceeds of $1,500 million (for a total Cumulative Proceeds of $5,000 million).

●	The Cumulative Disposition Payment would increase to $305.0 million (the product of $5,000 million and 0.061).

The Disposition Payment payable would be $192.3 million (the difference between $305.0 million and the $112.7 million already paid).

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